Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

Kathleen.long@bingham.com

July 30, 2013

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen New Jersey Premium Income Municipal Fund, Inc. (“NNJ”), File
Numbers: 333-187009; 811-07118 and
Nuveen New Jersey Investment Quality Municipal Fund, Inc. (“NQJ”), File
Numbers: 333-186410; 811-06264 (each a “Fund” or “Registrant and together the “Funds” or “Registrants”)

Dear Ms. Fettig:

This letter responds to comments we received from you telephonically on July 12, 23 and 29, 2013 on NNJ’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 11, 2013 and NQJ’s filing on Form N-2, which was filed with the SEC on July 18, 2013. The following summarizes your comments and provides our responses. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectuses and/or Statements of Additional Information.

1.	Comment: NNJ’s fee table has been restated. The staff assumes it is due to the exchange of VRDP shares, but did not see a note in the Fund’s 2013 Annual Report for NNJ that discusses the one-time charge. What was the dollar amount of the adjustment? Disclosure in the annual report states that the VRDP shares were exchanged with new VRDP shares at a reduced cost. How were the costs reduced?

Response: The fee table was restated due to a modification of the Fund’s VRDP shares during the period, including an increase in the liquidity rate and the exchange and refinancing of certain outstanding VRDP shares.

July 30, 2013

Fee Table in Registration Statement: The amount of the one-time expense was $260,000 which was included in the “Interest expense and amortization of offering costs” line item on the Statement of Operations. The one-time expense represented 13 basis points (“bps”) of the 67 bps included in the 2013 Annual report and was not included in the restated N-2 estimate. The liquidity rate for the new provider increased during the period from 0.75% to 0.90% on the leverage amount which represents an increase of approximately 5 bps in the restated N-2 estimate. The prospective SIFMA 1 year forward average plus current Spread to SIFMA represents approximately a 1 bps decrease in the restated N-2 estimate. (67 bps - 13 bps + 5 bps - 1 bps = 58 bps N-2 estimate).

Footnote in 2013 Annual Report: Upon researching Comment 1, Registrant discovered that the following footnote on page 131 in the Fund’s 2013 Annual Report inadvertently included the phrase “reduced cost” when describing the refinancing of certain VRDP shares. Registrant also discovered the same footnote incorrectly states that the costs were recorded as a deferred charge, when they were actually recorded as a one-time expense. Registrant will revise the footnote to delete the phrase “at a reduced cost and” and correctly disclose the treatment of the costs as one-time expense. These revisions are applicable to each of the funds identified in the footnote below. No changes to the fee table in the Fund’s registration statement are required as a result of these 2013 Annual Report footnote disclosure issues. Registrant is also examining its internal procedures in connection with preparation and review of its annual reports to avoid this occurring in the future. Registrant will reflect these changes in the next regular semi-annual report to shareholders for the period ending October 31, 2013. (Note, Registrant’s response is the same, in relevant part, to Comment 2, below.).

2.	Comment: NQJ’s fee table has been restated. The staff assumes it is due to the exchange of VRDP shares, but did not see a note in the Fund’s 2013 Annual Report for NQJ that discusses the one-time charge. What was the dollar amount of the adjustment? Disclosure in the annual report states that the VRDP shares were exchanged with new VRDP shares at a reduced cost. How were the costs reduced?

Response: The fee table was restated due to a modification of the Fund’s VRDP shares during the period, including an increase in the liquidity rate and the exchange and refinancing of certain outstanding VRDP shares.

July 30, 2013

Fee Table in Registration Statement: The amount of the one-time expense was $260,000 which was included in the “Interest expense and amortization of offering costs” line item on the Statement of Operations. The one-time expense represented 8 basis points (“bps”) of the 61 bps included in the 2013 Annual report and was not included in the restated N-2 estimate. The liquidity rate for the new provider increased during the period from 0.75% to 0.90% on the leverage amount which represents 5 bps in the restated N-2 estimate. The prospective SIFMA 1 year forward average plus current Spread to SIFMA represents a 1 bps decrease in the restated N-2 estimate. (61 bps - 8 bps + 5 bps - 1 bps = 57 bps N-2 estimate).

Footnote in 2013 Annual Report: Upon researching Comment 2, Registrant discovered that the following footnote on page 131 in the Fund’s 2013 Annual Report inadvertently included the phrase “reduced cost” when describing the refinancing of certain VRDP shares. Registrant also discovered the same footnote incorrectly states that the costs were recorded as a deferred charge, when they were actually recorded as a one-time expense. Registrant will revise the footnote to delete the phrase “at a reduced cost and” and correctly disclose the treatment of the costs as one-time expense. These revisions are applicable to each of the funds identified in the footnote below. No changes to the fee table in the Fund’s registration statement are required as a result of these 2013 Annual Report footnote disclosure issues. Registrant is also examining its internal procedures in connection with preparation and review of its annual reports to avoid this occurring in the future. Registrant will reflect these changes in the next regular semi-annual report to shareholders for the period ending October 31, 2013. (Note, Registrant’s response is the same, in relevant part, to Comment 1, above.).

3.	Comment: You state that the notes to the financial statements will be corrected in the next semi-annual report to the Funds’ shareholders. How will shareholders be notified of the change? Will there be a note referencing the correction?

Response: After consulting with the Funds’ independent auditors, Registrants have concluded that the footnote disclosure currently included in the annual report is not materially misleading to shareholders and that amending the footnote disclosure within the semi-annual report is the appropriate course of action. If this approach is acceptable, a shareholder would not be notified of the fact that the semi-annual report footnote disclosure was amended from that included in the annual report. Each Registrant intends to treat the next regular annual update for the period ending April 30, 2014 in the same

July 30, 2013

manner. Registrants have consulted with its independent auditors to confirm they are comfortable with this approach.

4.	Comment: Generally, why did the Funds refinance the existing VRDP shares? Did the refinancing benefit shareholders?

Response: The Funds refinanced their VRDP shares at or around the time at which the liquidity facility for each series of VRDP was about to expire. In determining whether to enter into a new Purchase Agreement with the existing liquidity provider or, in the alternative, to engage a new liquidity provider, the Funds and the Board of Trustees considered a number of factors, including fees and expenses as well as funding risk and counterparty exposure associated with each prospective liquidity provider. After consideration of all relevant factors, each Fund determined that it was in its and each Fund’s shareholders’ best interests to engage a new liquidity provider for the newly issued VRDP shares.

5.	Comment: The current notes to financial statements indicate that the “Funds’ exchange of VRDP shares was deemed a modification of debt.” Should that be updated to “extinguishment of debt” as reflected in the notes to financial statements of other Nuveen funds (e.g., NQC)?

Response: Registrants confirm the exchange of VRDP shares for each Fund was correctly described as a modification of debt.

Since the debt restructuring was not considered “troubled” pursuant to ASC 470-60, ACS 470-50 was used to evaluate whether the debt instruments are considered “substantially different” and as a result either a modification or an extinguishment of debt. The cash flow change of at least 10% (generally ASC 470-50-40-6 through 40-23) is the primary test upon which Registrant relied in determining whether it was a modification or an extinguishment of debt.

6.	Comment: In your response below, you state that “These revisions are applicable to each of the funds identified in the footnote below.” Can you clarify what funds had the incorrect disclosure?

Response:

Nuveen Pennsylvania Investment Quality Municipal Fund (NQP)

Nuveen Pennsylvania Premium Income Municipal Fund 2 ( NPY)

Nuveen New Jersey Investment Quality Municipal Fund, Inc. (NQJ)

Nuveen New Jersey Premium Income Municipal Fund, Inc. (NNJ)

7.	Comment: Finally, are the auditors aware of this change?

July 30, 2013

Response: Yes.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy
Gifford Zimmerman